Exhibit 99.1

MAKEMYTRIP LIMITED

NOTICE OF CANCELLATION OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that the annual meeting of MakeMyTrip Limited (the “Company”) for the financial year ended March 31, 2019, scheduled on September 12, 2019 at 5:00 p.m., Indian Standard Time at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India has been canceled.

In lieu of the above-mentioned annual meeting which is cancelled, the Company will now be holding the annual meeting (the “Annual Meeting”) of the Company for the financial year ended March 31, 2019 at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India on September 30, 2019 at 5:00 p.m., Indian Standard Time. The notice and form of proxy for the Annual Meeting will follow shortly.

By Order of the Board of Directors,

MakeMyTrip Limited

/s/ Deep Kalra
Deep Kalra
Group Chairman and Group Chief Executive Officer

Port Louis, Mauritius, September 6, 2019

Group Office:	Registered Office:
19th Floor, Building No. 5,	The offices of IQ EQ Corporate Services (Mauritius) Ltd.
DLF Cyber City, Gurugram	33, Edith Cavell Street
122002	Port Louis 11324
India	Mauritius